FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December, 2003
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s 2003 Third Quarter Financial Results	3

Item 2.	Exhibits	7

Signatures		8

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s 2003 Third Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2003 THIRD QUARTER FINANCIAL RESULTS

Claxson reports higher operating income for the third quarter and the nine months ended September 30, 2003

Buenos Aires, November 19, 2003 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and nine-month periods ended September 30, 2003.

Financial Results

Operating income for the three-month period ended September 30, 2003 was $3.0 million, reflecting an increase from operating income of $0.3 million for the three-month period ended September 30, 2002. Operating income for the nine-month period ending September 30, 2003 was $1.8 million, compared to an operating loss of $2.8 million for the nine-month period ended September 30, 2002. The improvement in the operating results for the third quarter of 2003 is due to a 17% increase in net revenues partially offset by a 3% increase in operating expenses as compared to the same period in 2002.

The 2003 results include, as a result of the agreement with Playboy Enterprises, Inc., the consolidation of the operations of Playboy TV Latin America & Iberia (PTVLA) into the operations of our Pay TV division for financial reporting purposes.

Net revenues for the third quarter of 2003 were $21.1 million, a 17% increase from net revenues of $18.0 million for the third quarter of 2002. Net revenues for the nine months ended September 30, 2003 totaled $59.3 million compared to net revenues of $55.4 million for the nine months ended September 30, 2002. Net revenues are affected by variations in the exchange rate of Argentine and Chilean currencies and a decrease in rates from DIRECTV™ Latin America. Net revenues earned in Argentina, where Claxson has significant operations, were 19% of total net revenues for the three months ended September 30, 2003 compared to 21% for the same period in 2002. For the nine months ended September 30, 2003, net revenues in Argentina were 19% of total net revenues compared to 22% for the same period in 2002.

During the third quarter of 2003, the average exchange rate of the Argentine peso as compared to the U.S. dollar appreciated 21%, versus the same period in 2002. For the nine-month period ended September 30, 2003 the average appreciation of the currency in Argentina was 1% compared to the same period in 2002.

“This quarter ratifies Claxson’s focus on operational performance, cost management and increasing sales. As a result, we saw significant improvements from an operating income point of view, compared to the same quarter last year,” said Roberto Vivo, Chairman and CEO. “We will continue to solidify the achieved operating efficiencies, and start reinvesting in our properties in order to improve their competitive position for 2004.”

Subscriber-based fees for the three-month period ended September 30, 2003 totaled $10.1 million, representing approximately 48% of total net revenues and a 42% increase from subscriber-based fees of $7.2 million for the third quarter of 2002. The increase is primarily attributable to the consolidation of PTVLA, and the appreciation of the Argentine currency, partially offset by the effect of the renegotiation of our agreement with DIRECTV™ Latin America, which reduced per subscriber rates and translated prices to local currencies, in exchange for a two year extension in the contract’s maturity. Subscriber-based fees for the nine months ended September 30, 2003 totaled $29.3 million compared to subscriber-based fees of $24.4 million for the nine months ended September 30, 2002.

Advertising revenues for the three-month period ended September 30, 2003 were $9.7 million, representing approximately 46% of Claxson’s total net revenues and a 40% increase from advertising revenues of $6.9 million for the third quarter of 2002. Advertising revenues for the nine months ended September 30, 2003 totaled $25.7 million compared to advertising revenues of $21.1 million for the nine months ended September 30, 2002. The improvement in advertising revenues is due primarily to increased revenues from Chilevision, our broadcast TV station in Chile, as a result of the efforts taken to improve its performance during 2002; and to a better pay TV advertising market in Argentina as compared to 2002.

Production services revenues for the three-month period ended September 30, 2003 were $0.7 million, which represented a 63% decrease from $2.0 million for the third quarter of 2002. This decrease was primarily due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, and a decrease in volumes handled by The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility, as a result of the adverse economic situation in Latin America. Production services revenues for the nine months ended September 30, 2003 totaled $2.3 million compared to production services revenues of $5.4 million for the nine months ended September 30, 2002.

Other revenues for the three-month period ended September 30, 2003 were $0.5 million, which represented a 72% decrease from $1.9 million for the third quarter of 2002. This decrease is due to the consolidation of PTVLA, as services provided to PTVLA are now eliminated upon consolidation, as well as the discontinuation of services provided to Playboy TV International. Other revenues for the nine months ended September 30, 2003 totaled $2.2 million compared to other revenues of $4.6 million for the nine months ended September 30, 2002.

Operating expenses for the three months ended September 30, 2003 were $18.1 million, an increase of 3% from the $17.6 million in the third quarter of 2002, due primarily to the consolidation of PTVLA, partially offset by the decrease in amortization of our broadcast licenses in Chile. Operating expenses for the nine months ended September 30, 2003 decreased to $57.5 million compared to operating expenses of $58.2 million for the nine months ended September 30, 2002.

Interest expense for the three-month period ended September 30, 2003 was $0.5 million compared to $3.1 million for the third quarter of 2002. This decrease is attributable to the Exchange Offer and consent solicitation as all future interest on the new Claxson Notes is reflected as part of the balance of the debt. As interest on these Notes is paid, the debt will be reduced proportionately. Interest expense for the nine months ended September 30, 2003 totaled $1.7 million compared to interest expense of $9.9 million for the nine months ended September 30, 2002.

Net loss for the three months ended September 30, 2003 was $0.5 million ($0.03 per common share), including a $1.5 million foreign exchange loss due to the fluctuations of local currencies. As dictated by our amended and restated memorandum of association, on September 21, 2003, all of our outstanding Series A preferred shares were mandatorily converted to Class A common shares increasing the total outstanding Class A common shares from 18.7 million to 19.4 million. The number of shares used for the per-share earnings computation reflects this conversion. The third quarter net loss represented a decrease of $5.0 million from the $5.5 million net loss for the same period in 2002. For the nine-month period ended September 30, 2003 net income was $7.2 million, which represents a turnaround of $169.6 million over the $162.4 million net loss for the same nine months of 2002.

As of September 30, 2003, Claxson had a balance of cash and cash equivalents of $8.5 million and $87.7 million in debt, which includes $20.3 million in future interest payments.

Third Quarter Highlights

During the first quarter of 2003, Claxson’s largest client, DIRECTV™ Latin America, filed for protection under Chapter 11. Claxson is continuing to provide services to DIRECTV and is being paid for such services on a current basis.

On May 17, 2002, based on its long term programming strategy, the Company sold its 50% participation in the animation channel Locomotion, a joint venture with The Hearst Corporation, to Corus Entertainment Inc. (NYSE: CJR), a Canadian media and entertainment company. As part of this transaction, Claxson continued providing affiliate sales services, program origination and post-production services to Locomotion. As of August 1, 2003 Claxson no longer provides sales services to Locomotion. The remaining contract for program origination and post-production services will not be renewed by Locomotion upon expiration on December 31, 2003. All of these services will be transferred to an affiliate of one of the Locomotion partners.

During the third quarter, Claxson executed a sales representation agreement with Utilisima Satelital, a pay TV channel directed to female audiences in Latin America, Spain and the US. Launched in 1996 and reaching 5 million households in Argentina, Bolivia, Chile, Peru, Paraguay, Uruguay, Venezuela, Spain and the US, Utilisima has become one of the leading channels targeting Spanish-speaking women. Its programming includes more than 40 original shows, totaling more than 4,000 episodes a year and covering a wide range of topics. Utilisima’s addition to Claxson’s portfolio strengthens the company’s pan regional offering by adding a new genre geared specifically to women.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2003.

# # #

Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

— Financial Tables Attached —

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: December 1, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

CLAXSON

UNAUDITED
BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	September 30,	December 31,
	2003	2002

ASSETS

CURRENT ASSETS:
Cash, cash equivalents and investments	$8,511	$8,072
Restricted investments	108	750
Accounts receivable, net	25,920	29,874
Other current assets	7,709	8,617

Total current assets	42,248	47,313

RESTRICTED INVESTMENTS	750	750

PROPERTY AND EQUIPMENT, net	18,300	18,573

PROGRAMMING RIGHTS, net	4,663	5,554

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	868	1,025

INVESTMENTS IN DEBT AND EQUITY SECURITIES	140	448

GOODWILL	50,961	51,837

BROADCAST LICENSES	18,806	18,065

OTHER ASSETS	4,238	4,057

TOTAL ASSETS	$140,974	$147,622

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$31,864	$36,635
Current portion of programming rights obligations	10,451	9,899
8.75% Senior Notes Due 2010, including accrued interests	3,618	1,396
11% Senior Notes Due 2005, including accrued interests	3,558	6,247
6.25% Senior Notes Due 2013, including accrued interests	54	—
Current portion of long-term debt	7,055	7,156

Total current liabilities	56,600	61,333

LONG-TERM DEBT	12,544	16,029

8.75% Senior Notes Due 2010, including interests	57,999	61,576

6.25% Senior Notes Due 2013, including accrued interests	2,623	—

5% Senior Notes due 2008, including accrued interests	246	—

OTHER LONG-TERM LIABILITIES	4,308	4,325

MINORITY INTEREST	1,126	1,164

SHAREHOLDERS’ EQUITY	5,528	3,195

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$140,974	$147,622

F-1

CLAXSON

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Consolidated

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

NET REVENUES:
Subscriber-based fees	$10,135	$7,159	$29,267	$24,375
Advertising	9,712	6,945	25,624	21,051
Production services	735	2,006	2,262	5,405
Other	521	1,865	2,169	4,579

Total net revenues	21,103	17,975	59,322	55,410

OPERATING EXPENSES:
Product, content and technology	9,231	8,114	26,700	25,936
Marketing and sales	3,409	2,681	10,073	9,306
Corporate and administration	4,060	4,253	13,479	13,011
Depreciation and amortization	1,440	2,581	4,521	9,936
Impairment of goodwill	—	—	2,758	—

Total operating expenses	18,140	17,629	57,531	58,189

OPERATING INCOME (LOSS)	2,963	346	1,791	(2,779)

INTEREST EXPENSE	(456)	(3,138)	(1,710)	(9,937)

OTHER INCOME (EXPENSE), NET	(892)	1,038	(47)	642

FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	(1,474)	(1,431)	8,458	(68,174)

NET GAIN (LOSS) FROM UNCONSOLIDATED AFFILIATES	80	(2,374)	185	(7,296)

BENEFIT (PROVISION) FOR INCOME TAXES	(680)	91	(1,514)	(115)

MINORITY INTEREST	(37)	14	47	64

CHANGE IN ACCOUNTING PRINCIPLES	—	—	—	(74,789)

NET INCOME (LOSS)	$(496)	$(5,454)	$7,210	$(162,384)

NET INCOME (LOSS) PER COMMON SHARE (Basic and diluted)	$(0.03)	$(0.29)	$0.39	$(8.69)

NET INCOME (LOSS) PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$(0.03)	$(0.29)	$0.39	$(4.69)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,751	18,678	18,703	18,678

F-2

CLAXSON

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION – BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate	Total

For the Three Months Ended September 30, 2003:

NET REVENUES	$12,393	$8,625	$85	$—	$21,103

OPERATING INCOME (LOSS)	$2,998	$1,565	$(489)	$(1,111)	$2,963

For the Three Months Ended September 30, 2002:

NET REVENUES	$11,187	$6,736	$52	$—	$17,975

OPERATING INCOME (LOSS)	$2,565	$(409)	$(1,412)	$(398)	$346

For the Nine Months Ended September 30, 2003:

NET REVENUES	$36,252	$22,901	$169	$—	$59,322

OPERATING INCOME (LOSS)	$4,655	$2,734	$(1,835)	$(3,763)	$1,791

For the Nine Months Ended September 30, 2002:

NET REVENUES	$35,385	$19,855	$170	$—	$55,410

OPERATING INCOME (LOSS)	$7,918	$(2,072)	$(6,802)	$(1,823)	$(2,779)

F-3